Exhibit 12(d)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Successor			Predecessor
	9 Months	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended
	Sep. 30,	Dec. 31,	Dec. 31,	Oct. 31,	Year Ended December 31,
	2012	2011	2010	2010	2009	2008	2007
Earnings, as defined:
Income from Continuing Operations
Before Income Taxes	$275	$419	$70	$300	$(1,235)	$(1,536)	$332
Adjustment to reflect earnings from
equity method investments on a cash
basis	7	(1)		(4)	11		(5)
Loss on impairment of goodwill					1,493	1,806
Mark to market impact of derivative
instruments			2	(20)	(19)	34
	282	418	72	276	250	304	327

Total fixed charges as below	116	153	25	158	186	199	170

Total earnings	$398	$571	$97	$434	$436	$503	$497

Fixed charges, as defined:
Interest charges (a)	$112	$147	$24	$153	$176	$184	$155
Estimated interest component of
operating rentals	4	6	1	5	5	5	4
Estimated discontinued operations
interest component of rental expense					5	10	10
Preferred stock dividends							1

Total fixed charges and preferred
stock dividends	$116	$153	$25	$158	$186	$199	$170

Ratio of earnings to combined fixed
charges and preferred stock dividends	3.4	3.7	3.9	2.7	2.3	2.5	2.9

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

186